SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2006
Commission File Number 001-08427
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☑     Form 40 F ☐
Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes  ☐     No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2006	EKSPORTFINANS ASA
	By:	/s/TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX
     The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
99.1	Financial statements (unaudited), including discussions and analysis thereof, of Eksportfinans ASA for the nine months ended September 30, 2006.
This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973, Registration Statement No. 333-124095 and Registration Statement No. 333-137771.

Presentation of information
In this report, we use the term “us”, “we”, “our” and Eksportfinans for Eksportfinans ASA. We use the term Kommunekreditt for Eksportfinans’s subsidiary, Kommunekreditt Norge AS. The terms “Company”, “the Group” and “the Eksportfinans Group” refer to Eksportfinans and Kommunekreditt as a financial group.

Exhibit 99.1
Discussion of Q3 2006 and Recent Developments
SUMMARY
The positive development in the business activities of the Eksportfinans Group continued in the third quarter of 2006.
Net interest income for the Group in the first nine months of 2006 was NOK 359 million, which was NOK 109 million higher than in the corresponding period in 2005. The increase was among other factors due to higher volumes of lending and liquidity placements, as well as better margins. Net income was NOK 182 million in the first nine months of 2006, up from NOK 100 million for the corresponding period in 2005. In addition to the increase in net interest income, the improvement in net income was due to lower operating expenses.
Total assets for the group were NOK 156.8 billion at September 30, 2006. This was an increase of NOK 20.9 billion since December 31, 2005.
New lending in the first nine months of 2006 amounted to NOK 25.5 billion, of which NOK 18.8 billion were export related loans while NOK 6.7 billion were loans to the municipal sector in Norway. At the end of the first nine months of 2005, total new lending was NOK 13.4 billion. The increase was due to a significant increase in demand for export financing, particularly within the maritime sector.
In the first nine months of 2006, Eksportfinans borrowed a total of NOK 39.6 billion by way of 466 individual funding transactions. In the equivalent period in 2005 Eksportfinans borrowed NOK 30.2 billion by way of 478 transactions.
EXPORT LENDING
The first nine months of 2006 showed a very positive development for export lending.
The balance of export related loans outstanding was NOK 40.2 billion at the end of the third quarter 2006. At the same time in 2005, the loan balance was NOK 26.0 billion. The total disbursements of export related loans in the first nine months of 2006 was NOK 18.8 billion, of which NOK 7.7 billion was disbursed in the third quarter. Compared with the first nine months of 2005, this was an increase in loan disbursements of NOK 12.2 billion.
Demand for export credits was substantial in the first nine months of 2006, reflecting the high activity level at Norwegian shipyards and for producers of equipment for ships and oil and gas projects. Eksportfinans supports these industries with competitive financing offered in co-operation with the Norwegian Guarantee-Institute for Export Credits (GIEK) and Norwegian and international banks. In addition, the fixed rate on the officially supported financing scheme operated by Eksportfinans was lower than market interest rate levels during the first nine months of 2006 due to increasing market interest rate levels which stimulated demand. Furthermore, in co-operation with banks, Eksportfinans extended large credits to some of the major Norwegian export companies related to their international operations.
On September 30, 2006, the total volume of accepted but not yet disbursed loan offers was NOK 28.1 billion, of which approximately NOK 19.1 billion is expected to actually be disbursed. For different reasons some of the loan offers are not actually disbursed; As this lending is sales financing, the Norwegian exporters and their foreign buyers must conclude their commercial contracts. Furthermore, Eksportfinans must enter into definitive loan agreements with the various borrowers around the world.
LOCAL GOVERNMENT LENDING
Total outstanding loans from Eksportfinans’ wholly owned subsidiary Kommunekreditt Norge AS at September 30, 2006 amounted to NOK 53.8 billion, which was an increase of 9 percent compared to the same time in 2005. Kommunekreditt disbursed NOK 6.7 billion in new loans in the first nine months of 2006, the same amount as in the corresponding period in 2005.
The increasing short term interest rate level in Norwegian kroner has not yet led to a significant increase in the demand for fixed interest rate loans. The percentage of loans with a floating interest rate was 85 percent at the end of third quarter 2006. The corresponding share in the same period of 2005 was 84 percent.
FUNDING
On July 6, Eksportfinans issued the capital markets’ first Russian Ruble (RUB) linked Eurobond since the currency became convertible on July 1, 2006. In September 2006 yet another currency was added to Eksportfinans range of currencies by issuing in Rumanian Leu (RON).
Eksportfinans also continued its active borrowing under its US Medium Term Note (US MTN) program, issuing a total of NOK 15.0 billion in the first nine months of 2006, including a 10-year USD 1 billion Global Benchmark transaction in May.
In August, Eksportfinans amended its Annual Report on Form 20-F for the year ended December 31, 2005 to restate the Company’s US GAAP reconciliation of its consolidated financial statements. The restatement was carried out in order to correct the shareholders’ equity and net income presented in accordance with US GAAP and related US GAAP financial data, due to inadvertent incorrect accounting. The restatement did not affect Eksportfinans’ financial results reported under Norwegian GAAP for any year in the three-year period ended December 31, 2005, nor did it affect the Company’s capital adequacy, corporate strategies and operations or the Company’s current or future cash payments.
Since the launch of eFunding — the web-based solution for issuance of structured bonds developed by Eksportfinans — in June, seven banks have signed the license agreement to use the system. This represents the ability to straight through process more than 75 percent of Eksportfinans’ EMTN borrowing. Close to 2,500 price quotes have been calculated on the system, of which 47 percent were calculated outside Oslo business hours.
RESULTS
Net interest income was NOK 359 million in the first nine months of 2006. This was NOK 109 million higher than for the corresponding period in 2005. The return on assets was 0.33 percent in the first nine months of 2006, up from 0.28 percent for the corresponding period in 2005 and up from 0.29 for the year 2005 as a whole.
Commissions received and income related to banking services, which for the main part consist of guarantee commissions, was NOK 1 million lower in the first nine months of 2006 than for the same period of 2005. Commissions and costs related to banking services was NOK 1 million higher than the first nine months of 2005.

Net changes in the value of securities and foreign exchange resulted in a total gain of NOK 15 million in the first nine months of 2006, down from a gain of NOK 19 million for the corresponding period in 2005. The total gain on securities was NOK 15 million, of which NOK 11 million were realized gains.
Net operating costs in relation to average assets were 0.11% percent in the first nine months of 2006, compared with 0.15% percent in the corresponding period in 2005. The improvement is due to changes in work processes and investments in IT systems.
Return on equity was 9.1 percent in the first nine months of 2006, up from 5.1 percent in the corresponding period in 2005.
THE BALANCE SHEET
Total assets increased by NOK 27.6 billion from September 30, 2005 to September 30, 2006.
Total lending increased by NOK 12.7 billion in the first nine months of 2006, to NOK 94.1 billion at September 30, 2006. At September 30, 2005 total lending amounted to NOK 75.5 billion. Total outstanding placements in securities were up NOK 9.2 billion at September 30, 2006 compared to December 31, 2005.
The capital adequacy ratio for the group was 13.0 percent at September 30, 2006, compared with 14.1 percent at September 30, 2005 and 13.1 percent at the end of 2005. The reduction from September 30, 2005 was mainly due to the planned increase in total assets.

Eksportfinans ASA
STATEMENTS OF INCOME (condensed)

	For the		For the		For the
	three months ended		nine months ended		year ended
	September 30,		September 30,		Dec. 31,
	2006	2005	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)

Interest and related income	1,410	865	3,710	2,302	3,285
Interest and related expenses	1,284	772	3,351	2,052	2,929

Net interest income	126	93	359	250	356
Commissions and income related to banking services	1	2	4	5	6
Commissions and expenses related to banking services	2	2	5	4	5
Net gains/(losses) on securities and foreign currencies	7	8	15	19	11
Other operating income	2	0	6	1	2
Salaries and other administrative expenses	31	31	105	101	148
Depreciation	5	4	12	10	14
Other operating expenses	2	2	9	21	26
Realized loan losses	0	0	0	0	0

Net income before taxes	96	64	253	139	182
Income taxes	27	18	71	39	54

Net income	69	46	182	100	128

BALANCE SHEETS (condensed)

	As of		As of
	September 30,		December 31,
	2006	2005	2005
(NOK million)	(unaudited)	(unaudited)	(audited)

Loans and receivables due from credit institutions	6,118	11,669	9,851
Loans and receivables due from customers	88,361	69,580	73,608
Securities	59,058	44,441	49,830
Intangible assets	23	20	22
Fixed assets	126	126	127
Other assets	2,167	2,757	1,829
Prepayments and accrued revenues	943	581	668

TOTAL ASSETS	156,796	129,174	135,935

Deposits by credit institutions	49	49	159
Borrowings through the issue of securities	150,383	122,928	130,339
Other liabilities	931	1,534	846
Accrued interest and other expences	732	524	547
Accrued expences and provisions	24	33	26
Subordinated debt	1,314	867	862
Capital contribution securities	604	574	579

TOTAL LIABILITIES	154,037	126,509	133,358
Share capital	1,594	1,594	1,594
Share premium reserve	162	162	162
Other equity	821	809	821
Net income for the period	182	100	—

TOTAL SHAREHOLDERS’ EQUITY	2,759	2,665	2,577

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	156,796	129,174	135,935

     The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

Eksportfinans ASA
     NOTES TO INTERIM FINANCIAL STATEMENTS (unaudited)
1. General
     These unaudited condensed consolidated interim financial statements include the accounts of Eksportfinans ASA (Eksportfinans) and its wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt) individually and collectively, the Company. Eksportfinans acquired 100% of the stock of Kommunekreditt on June 22, 1999. The acquisition has been accounted for as a purchase and, accordingly, the operating results for Kommunekreditt have been included in the Company’s consolidated financial statements since the date of acquisition. Significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.
     These unaudited condensed consolidated interim and annual financial statements of Eksportfinans ASA have been prepared on the basis of generally accepted accounting principals in Norway and in line with accounting legislation and regulations from the Ministry of Finance.
     In the opinion of the management, the interim financial statements include all adjustments, which consist only of normal recurring adjustments necessary for a fair presentation of the consolidated results of operations and financial position for each year presented. The interim consolidated results are not necessarily indicative of results for the full year. The interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of, and for the year ended, December 31, 2005.
     The Group’s interim financial statements have been prepared in accordance with generally accepted accounting principles in Norway (“Norwegian GAAP”), which vary in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). For differences between Norwegian and U.S. GAAP existing at December 31, 2005 and June 30, 2006, see further explanation and reconciliation of financial information in Note 34 to our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2005 and note 2 to our unaudited financial statements included on form 6-K for the six months ended June 30, 2006.
     The Group has adopted a new regulation on accounting for loans at January 1, 2006. According to the regulation, loans are measured at amortised cost using the effective interest method. Commission fees in excess of cost attributable to the establishment of loans are to be amortised over the life of the loans. There are further changes in the requirements to assess whether loans are impaired. The new regulation had no material effect on the accounts at September 30, 2006 or on the comparative data. The Group considers there to be no need to make impairment charges due to the credit support on its loans.

2. Capital adequacy
      Capital adequacy is calculated in accordance with the applicable Regulations from the Norwegian Banking, Insurance and Securities Commission. According to the Regulations, the capital adequacy requirement is 8% of risk-weighted assets and off-balance sheet items.
Risk-weighted assets and off-balance sheet items

	September 30, 2006		September 30, 2005		Dec. 31, 2005
	(unaudited)		(unaudited)		(audited)
		Risk-		Risk-		Risk-
	Book	weighted	Book	weighted	Book	weighted
(in NOK millions)	value	value	value	value	value	value

Total assets bank portfolio	134,456	27,375	110,975	22,651	117,450	24,260
Off-balance sheet items		3,287		3,157		3,122

Total risk-weighted value banking portfolio		30,662		25,808		27,382
Total risk-weighted value trading portfolio		3,548		2,685		2,942
Total currency risk		75		110		54

Total risk-weighted value		34,285		28,603		30,378

The Company’s risk capital

	September 30, 2006		September 30, 2005		Dec. 31, 2005
(in NOK millions and in per cent of total risk-weighted value)	(unaudited)		(unaudited)		(audited)

Core capital (share capital, other equity and capital contribution securities)	3,014	8.8%	3,059	10.7%	2,992	9.8%
Additional capital (subordinated debt)	1,433	4.2%	986	3.4%	996	3.3%

Total risk capital	4,447	13.0%	4,045	14.1%	3,988	13.1%

3. Loans and receivables due from credit institutions

	September 30,	September 30,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Bank deposits	377	5,770	2,073
Reverse repos with credit institutions	-	-	-
Loans (also included in note 4)	5,741	5,899	7,778

Total	6,118	11,669	9,851

     The Company is not permitted to sell or repledge collateral accepted on reverse repurchase transactions.

4. Loans

	September 30,	September 30,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Loans due from credit institutions	5,741	5,899	7,778
Loans due from customers	88,361	69,579	73,607

Total	94,102	75,478	81,385

	87,194	71,607
Commercial loans			77,385
Government-supported loans	6,908	3,871	4,000

Total	94,102	75,478	81,385

Capital goods	8,450	5,495	5,527
Ships	8,397	5,549	7,206
Export-related and international activities (1)	23,361	15,003	16,887
Financing on behalf of the government (2)	—	16	17
Loans to Norwegian local government sector	53,825	49,340	51,676
Loans to others	69	75	72

Total	94,102	75,478	81,385

     (1) Export-related and international activities consists of loans to the following categories:

	September 30,	September 30,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Oil and gas	1,345	576	644
Pulp and paper	4,118	3,938	3,993
Engineering and construction	29	368	53
Aluminum, chemicals and minerals	300	269	401
Aviation and shipping	403	72	25
Hydroelectric power	174	175	175
Consumer goods	3,583	4,330	4,577
Banking and financing	4,484	1,034	2,861
Real estate management	4,809	4,102	4,035
IT and telecommunication	4,000	—	—
Other categories	116	139	123

     (2) Norway, together with all the OECD countries and in cooperation with the World Bank and the International Monetary Fund, provides loans to certain countries in Eastern Europe. The Company provides the Norwegian part of these loans.
5. Non-performing loans and loan impairments

	September 30,	September 30,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Interest and principal-payments more than 90 days past due	1	10	7
Not matured principal on loans with payments more than 90 days past due	10	35	25

Total	11	45	32

Loan impairment charges	—	—	—
     The Company considers all receivables to be secured in a satisfactory manner and no impairment charges have been made.

6. Securities

	September 30,	September 30,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Trading securities	20,162	15,491	16,760
Securities available for sale	38,608	28,666	32,781
Securities held to maturity	288	284	289

Total	59,058	44,441	49,830

7. Other assets

	September 30,	September 30,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	1,656	2,659	1,668
Interim account 108 Agreement	75	86	84
Other	436	12	77

Total	2,167	2,757	1,829

8. Borrowings through the issue of securities

	September 30,	September 30,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Commercial paper debt	4,655	31	2,500
Bond debt	145,728	122,897	127,839

Total	150,383	122,928	130,339

9. Other liabilities

	September 30,	September 30,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Exchange rate adjustments for derivatives	0	0	0
Other	931	1,534	846

Total	931	1,534	846

10. Shareholders’ equity
A summary of changes in shareholders’ equity for the two years ended December 31, 2004 and 2005 and the nine months ended September 30, 2006, is as follows:

(in NOK millions except for	Number of	Share premium	Share	Other	Net income for
number of shares)	shares	reserve	capital	equity	the period	Total

Balance Dec 31, 2004	151,765	162	1,594	809	0	2,565

Balance at Jan 1, 2005	151,765	162	1,594	809	0	2,565
Allocations September 30, 2005		0	0	0	100	100

Balance at September 30, 2005	151,765	162	1,594	809	100	2,665

Restitution of allocations
September 30, 2005		0	0	0	(100)	(100)
Allocations 2005		0	0	12	0	12

Balance Dec 31, 2005	151,765	162	1,594	821	0	2,577

Balance at Jan 1, 2006	151,765	162	1,594	821	0	2,577
Allocations September 30, 2006*		0	0	0	182	182

Balance September 30, 2006*	151,765	162	1,594	821	182	2,759

* unaudited

11. Segment Information
Operating segments are components of a business that are evaluated regularly by dedicated senior management utilizing financial and operational information prepared specifically for the segment for the purpose of assessing performance and allocating resources.
The Company has two reportable operating segments, Eksportfinans and Kommunekreditt, which also are separate legal entities.
Eksportfinans is the only specialized export lending institution in Norway and provides financing for a broad range of exports and for the internationalization of Norwegian industry, including the purchase of foreign assets and other export-related activities. Eksportfinans also provides financing for the purchase of Norwegian-produced capital goods and related services within Norway. Eksportfinans provides both commercial loans as well as government-supported financing.
Kommunekreditt makes loans to Norwegian municipalities, counties and to companies that are joint undertakings of two or more municipalities (so called joint-municipal companies) and to private independent companies against guarantees from municipalities, counties and the Norwegian Government.
Intragroup accounts and transactions have been eliminated in the segment information.

	For the nine months	For the nine months	For the year ended
	ended September 30,	ended September 30,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Net interest income
Eksportfinans	278	184	270
Kommunekreditt	81	66	86

Total Company	359	250	356

Net income after tax
Eksportfinans	143	71	93
Kommunekreditt	39	29	35

Total Company	182	100	128

	September 30,	September 30,	Dec. 31,
	2006	2005	2005
(in NOK millions)	(unaudited)	(unaudited)	(audited)

Total assets
Eksportfinans	102,552	79,473	83,763
Kommunekreditt	54,244	49,701	52,172

Total Company	156,796	129,174	135,935

Total equity
Eksportfinans	2,067	2,119	2,025
Kommunekreditt	692	546	552

Total Company	2,759	2,665	2,577

     We believe intra-group transactions are undertaken on arm’s-length commercial terms.
Geographic segment information
The geographic distribution of our loan portfolio by borrower’s country is disclosed in Note 15 to our audited financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2005.

Major customers
     The Company has no revenues from transactions with a single external customer that amount to 10% or more of total revenues.
RATIOS AND KEY FIGURES

		For the nine months ended		For the year
		September 30,		ended Dec. 31,
		2006	2005	2005
	(in NOK millions, except percentages)	(unaudited)	(unaudited)	(audited)

	OPERATING STATISTICS
1.	Net interest income	359	250	356
2.	Net income before taxes	253	139	182
3.	Return on equity	9.1%	5.1%	5.0%
4.	Return on assets	0.33%	0.28%	0.29%
5.	Net operating expenses/average assets	0.11%	0.15%	0.15%

		September 30,	September 30,	Dec. 31,
		2006	2005	2005
	(NOK million)	(unaudited)	(unaudited)	(audited)

	BALANCE SHEET STATISTICS
6.	Total assets	156,796	129,174	135,935
7.	Total loans outstanding	94,102	75,479	81,385
8.	New loans disbursed	25,491	13,426	22,449
9.	New long-term borrowing	39,647	30,224	45,087
10.	Borrowers/guarantors — public sector share	63.4%	73.3%	70.9%
11.	Capital adequacy	13.0%	14.1%	13.1%
12.	Exchange rate NOK/USD	6.5047	6.5413	6.7687
Definitions:

3.	Net income/average equity.
4.	Net interest income including provisions/average assets.
5.	Net operating expenses (administrative and operating expenses + depreciation — other income)/average assets.
7.	Consists of loans and receivables due from customers and part of loans and receivables due from external credit institutions in the balance sheet.